Mail Stop 3561

								            August 29,
2005

Mr. James M. Spiezio
Vice President of Finance, Chief Financial Officer,
	Treasurer and Secretary
Beacon Power Corporation
234 Ballardvale Street
Wilmington, Massachusetts 01887-1032

		RE:	Beacon Power Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-16171

Dear Mr. Spiezio:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm (Miller
Wachman LLP)

1. Please file an amended Form 10-K to include a revised auditors` report, which refers to "the standards of the Public Company Accounting Oversight Board (United States)," instead of "the auditing standards of ...."  See paragraph B2 of Auditing Standard No. 1.

Note 2.  Basis of Presentation and Summary of Significant
Accounting
Policies

Summary of Significant Accounting Policies

Stock-Based Compensation

2. Please tell us what caused the increase in expected life of stock
options from 1-3 years to 10 years.   We assume that the 36 month
vesting period for stock options remains unchanged.

General

3. Please either revise to include Schedule II - Valuation and Qualifying Accounts or tell us why you believe this schedule is properly omitted. We would expect your reserves for warranties and inventory to be reported on this schedule.  See Rules 5-04 and 12-
09
of Regulation S-X.

Item 9A.  Controls and Procedures

4. We note the disclosure that your CEO and CFO "have concluded that the Company had in place on that date [December 31, 2004] controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." It is not clear whether or not management has made any conclusions on the effectiveness of the controls. Please revise disclosures in an amended Form 10-K to state explicitly if the actual controls and procedures were effective or not. See Item 308(a)(3) of Regulation S-K and paragraph 4(c) of your exhibits 31.1 and 31.2.

5. Your principal executive and financial officers have only concluded that your disclosure controls and procedures were effective in "enabling the Company to record, process, summarize, and report information required to be included in its periodic SEC filings within the required time period." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "alerting them on a timely basis to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company`s reports filed or submitted under the Act" and were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See the definition of disclosure controls and procedures at the Exchange Act
Rule 13a-15(e). Please also revise the Form 10-Q for the quarter ended March 31, 2005.

Form 10-Q for the Quarter Ended June 30, 2005

Consolidated Statement of Cash Flows (unaudited)

6. Please revise your filing to reflect repurchases of treasury stock as a cash flow used in financing activities, rather than investing activities, in accordance with paragraph 20(a) of SFAS 95.

Note 1. Nature of Business and Operations

7. Tell us and revise your filing to indicate the specific reasons why Deloitte and Touche has refused to consent to the inclusion of its audit report on the Company`s financial statements for 2002 and
2003 in your planned registration statement. If Deloitte and Touche has communicated to you that you may no longer place reliance on their audit reports covering fiscal years 2002 and 2003 you must immediately file an Item 4.02 Form 8-K.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies

Government Contract Revenue Recognized on the Percentage-of-
Completion Method

8. Please clarify your specific method for recognizing revenue under
SOP 81-1. In this disclosure you suggest that you utilize an input method based purely on costs incurred relative to total budgeted contract costs, while in Note 1 you indicate that percentage-of-completion is calculated using "the percentage of labor hours incurred to date for each contract to the estimated total labor hours for each contract at completion." Since application of a strict cost-to-cost approach usually differs from application of a labor hours-to-labor hours approach, please reconcile these two disclosures for us. Tell us how you determined that the use of an input method, rather than an output method, such as milestones achieved, was appropriate under SOP 81-1. Refer to paragraphs .46-.51 of SOP 81-1 for guidance.

Results of Operations

Loss on Sales and Contract Commitments

9. Tell us why you did not accrue contract losses in 2004 if the cost sharing mechanism that appears to be the primary reason for the contract losses was a component of the original contract proposal as you indicate in your Form 10-Q for the quarter ended March 31, 2005.
Please restate your financial statements, as necessary, or tell us why no restatement is necessary.




	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. James Spiezio
Beacon Power Corporation
August 29, 2005
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